FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Hadley, Philip A.
     FactSet Research Systems Inc.
     One Greenwich Plaza
     Greenwich, CT 06830

2.   Date of Event Requiring Statement (Month/Day/Year)

     12/01/2000

3    IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     FactSet Research Systems Inc. (FDS)


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (X) Director                        (  ) 10% Owner
     (X) Officer (give title below)      (  ) Other (specify below)

     Chairman of the Board and Chief Executive Officer

6.   If Amendment, Date of Original (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check Applicable Line)

     (X ) Form filed by One Reporting Person

     (  ) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of      3. Ownership    4. Nature of
   (Instr. 4)                    Securities        Form:           Indirect
                                 Beneficially      Direct (D)      Beneficial
                                 Owned             or              Ownership
                                 (Instr. 4)        Indirect        (Instr. 5)
                                                   (I)
                                                   (Instr. 5)
   -----------------------       ------------      ----------      ----------
   Common Stock,                 674,924           D
   .01 par value per share



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of         2. Date Exercisable and            3. Title and Amount      4. Conversion      5. Ownership        6. Nature of
   Derivative          Expiration Date                    of Securities            or Exercise        Form of             Indirect
   Security            (Month/Day/Year)                   Underlying               Price of           Derivative          Beneficial
                                                          Derivative               Derivative         Security:           Ownership
                                                          Security                 Security           Direct (D) or       (Instr. 5)
                                                                                                      Indirect (I)
                                                                                                      (Instr. )
 ------------       -----------------------------      ------------------       -------------      ----------------    -------------
                    Date               Expiration      Title    Amount or
                    Exercisable        Date                     Number of
                                                                Shares
                    -----------------  ----------      ------   ---------

Stock Option        02/09/00  (4,500)  02/09/2008      Common      18,000          10.00              D
(Right to Buy)      02/09/01  (4,500)                  Stock,
                    02/09/02  (4,500)                  .01 par
                    02/09/03  (4,500)                  value per
                                                       share


Stock Option        03/29/00  (4,000)  03/29/2009      Common      20,000          19.4063            D
(Right to Buy)      03/29/01  (4,000)                  Stock,
                    03/29/02  (4,000)                  .01 par
                    03/29/03  (4,000)                  value per
                    03/29/04  (4,000)                  share


Stock Option        03/13/01  (3,000)  03/13/2010      Common      15,000          33.125             D
(Right to Buy)      03/13/02  (3,000)                  Stock,
                    03/13/03  (3,000)                  .01 par
                    03/13/04  (3,000)                  value per
                    03/13/05  (3,000)                  share

Stock Option        09/05/01 (20,000)  09/05/2010      Common     100,000          33.5625            D
(Right to Buy)      09/05/02 (20,000)                  Stock,
                    09/05/03 (20,000)                  .01 par
                    09/05/04 (20,000)                  value per
                    09/05/05 (20,000)                  share




Explanation of Response:

The options with expiration dates of 02/09/2008, 03/09/2009, and 3/13/2010 were granted under the 1994 and 1996 Factset Research Systems Inc. Stock Option Plans. Each of these stock option grants vest at a rate of 20% per year, beginning one year after the grant date of the options.

The option with an expiration date of 09/05/2010 was granted under the 2000 FactSet Research Systems Inc. Stock Option Plan. The option vests 20% one year after the grant date and then 1.67% thereafter for the next four years.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Philip A. Hadley                                  January 9, 2001
-----------------------------                         ----------------
Signature of Reporting Person                               Date
Philip A. Hadley